FAIRMOUNT BANCORP, INC.

8216 Philadelphia Road

Baltimore, MD 21237

March 6, 2013

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Fairmount Bancorp, Inc.

Form 10-K for Fiscal Year Ended

  September 30, 2012, filed December 21, 2012

File No. 000-53996

Dear Mr. Nolan:

Fairmount Bancorp, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated February 22, 2013, regarding the above-referenced filing.

To facilitate your review of our responses, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold and have provided our responses following your comments.

In our responses we have agreed to certain disclosures in future filings. We are doing that in the spirit of cooperation with the Staff. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1. We note your disclosure on pages 12-16 discussing the trends in the loan portfolio and allowance for loan losses during 2012. Please tell us in detail and revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable

Mr. John P. Nolan

March 6, 2013

loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. Please also discuss subsequent interim periods as appropriate.

2. In this regard, we note your disclosure on page 12 that, as of September 30, 2012, you have 14 loan relationships with total balances of $2.8 million that are individually evaluated for impairment. Please tell us, and provide disclosures in future filings in MD&A, discussing material non-performing loans and disclose the recent performance of these loan relationships in subsequent interim periods as appropriate.

Response

We will expand upon disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to provide a clear understanding of the observed changes in credit quality in each applicable loan portfolio, and how these changes, as well as other key drivers, impacted each component of the allowance for loan and lease losses. We will also provide disclosures in MD&A discussing material non-performing loans and disclose the recent performance of these loan relationships.

Set forth below is a discussion regarding trends in the loan portfolio and allowance for loan losses during 2012. Also discussed are material non-performing loans and performance of these loan relationships.

Provision for Loan and Lease Losses. Non-performing loans totaled $1,877,000 at September 30, 2012, and $1,457,000 at September 30, 2011. The increase of $420,000, or 28.83%, was the result of an increase in non-performing one-to four-family owner occupied loans. The Company’s non-performing loans to total loans increased to 3.39% at September 30, 2012, from 2.67% at September 30, 2011.

Non-performing assets totaled $296,000 at September 30, 2012 and $884,000 at September 30, 2011. The Company sold other real estate owned during the fiscal year ended September 30, 2012, recording a loss of $18,000. The Company also made a provision through earnings of $222,000 for losses incurred on real estate acquired through foreclosure. The Company’s total non-performing assets to total assets ratio decreased to 2.75% at September 30, 2012, from 3.22% at September 30, 2011.

We have classified as impaired, loans that are 90 days or more delinquent or troubled debt restructurings. The amount of impaired loans of $2,781,000 as of September 30, 2012, was comprised of fourteen loan relationships, of which twelve relationships, or $1,877,000, were 90 days or more delinquent and have been placed on non-accrual, and two relationships, or $904,000, were troubled debt restructurings and were performing as agreed as per the terms of their troubled debt restructuring agreements. Of the twelve relationships, four relationships were secured by one-to four-family owner occupied residential properties in the amount $836,000, five relationships were secured by one-to four-family non-owner occupied residential properties in the amount of $721,000, two loans were secured by mobile homes in the amount of $104,000 and one loan was secured by other properties in the amount of $216,000. Of the two

Mr. John P. Nolan

March 6, 2013

relationships classified as impaired and troubled debt restructurings, one relationship was secured by one-to four-family non-owner occupied residential properties in the amount of $856,000, and one was secured by a mobile home in the amount of $48,000. As of September 30, 2012, these troubled debt restructurings were performing as agreed.

For the fiscal year ended September 30, 2011, the Company recorded a provision for loan and lease losses in the amount of $455,000. This provision was necessary due to increases in nonperforming and impaired loans during the fiscal year ended September 30, 2011. Although the Company also experienced additional increases in nonperforming and impaired loans for the fiscal year ended September 30, 2012, the provision for loan and lease losses decreased to $200,000. This was a result of the Company having fewer nonperforming and impaired loans for which a provision had not already been taken in the prior fiscal year. The allowance for loan and lease losses to total loans was 1.12% and 1.22% at September 30, 2012 and 2011, respectively. The Company has provided for all losses that are both probable and reasonably estimable at September 30, 2012 and 2011.

We will also expand our discussion of the analysis and determination of the allowance for loan losses in Part I, Item I., to quantify each component of our allowance, as follows:

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan and lease losses is reviewed periodically by the board of directors. The board of directors also reviews the allowance for loan and lease losses on a quarterly basis.

General Valuation Allowance. We establish a general valuation allowance for loans that should be adequate to reserve for the estimated credit losses inherent in each segment of our loan portfolio, given the facts and circumstances as of the valuation date for all loans in the portfolio that have not been classified. The allowance is based on historical loss experience adjusted for qualitative factors.

Specific Valuation Allowance. All adversely classified loans are individually reviewed. Any portion of the recorded investment in excess of the fair value of the collateral that can be identified as uncollectible is charged against the allowance for loan losses. Impaired loans are generally measured for loss using the fair value of collateral less disposition costs method for collateral dependent loans, and the present value of discounted cash flows method for other loans. It has been our policy to directly charge off any amounts identified as uncollectible using these methods.

We establish a specific allowance for loan losses for 100% of the assets or portions thereof classified as loss. The amount of the loss will be the excess of the recorded investment in the loan over the fair value of collateral estimated on the date that the probable loss is identified. Management obtains updated appraisals with respect to loans secured by real estate.

Mr. John P. Nolan

March 6, 2013

All other adversely classified loans as well as special mention loans are monitored on a quarterly basis. Our historical loss experience in each category of loans is utilized in determining the allowance for that group. The determined loss factor in each loan category may be adjusted for qualitative factors as determined by management.

Unallocated Valuation Allowance. Our allowance for loan losses methodology also includes an unallocated component to reflect the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan portfolio.

In addition to our responses, your letter requests a written statement from us with certain acknowledgements. We therefore hereby acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance regarding these disclosures. Please contact me if additional information is required.

Sincerely,

/s/ Jodi L. Beal

Jodi L. Beal
Chief Financial Officer